AB 3/4

[redacted]

10029368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February, 28 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8-12123 |

**FACING PAGE**

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allen & Company LLC**
(Filed as Confidential Information)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**711 Fifth Avenue**
(No. and street)

| **New York** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kim M. Wieland** **212-832-8000**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **Two World Financial Center** | **New York** | **NY** | **10281** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/6

# AFFIRMATION

I, Kim M. Wieland, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Allen & Company LLC (the "Company"), a wholly owned subsidiary of Allen Operations LLC, for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer

Signature

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 25th day of February 2010

Notary Public

TERENCE C. McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept. 30, 2010

Allen & Company LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8-12123)

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*********

Filed pursuant to Rule 17a-5(e)(3) of the
Securities Exchange Act of 1934
as a PUBLIC document

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Allen & Company LLC and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Allen & Company LLC and subsidiary (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Allen & Company LLC and subsidiary at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2010

## ALLEN & COMPANY LLC

**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2009**
**(In thousands)**

### ASSETS

| | |
|---|---|
| CASH | $ 8,986 |
| CASH AND U.S. TREASURY SECURITIES — At market, segregated in compliance with federal regulations | 3,098 |
| SECURITIES AND INVESTMENTS OWNED: | |
| At market value | 102,227 |
| At fair value | 18,095 |
| RECEIVABLES FROM CLEARING ORGANIZATIONS | 1,343 |
| FIXED ASSETS — Net of accumulated depreciation of $2,808 | 2,790 |
| RECEIVABLES FROM AFFILIATES | 2,273 |
| OTHER ASSETS | 15,352 |
| TOTAL | $ 154,164 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Commissions payable | $ 6,412 |
| Post-retirement benefits payable | 21,407 |
| Payables to affiliates | 3,004 |
| Other liabilities | 3,385 |
| Total liabilities | 34,208 |
| MEMBER'S EQUITY | 128,293 |
| ACCUMULATED OTHER COMPREHENSIVE LOSS | (8,337) |
| Total member's equity | 119,956 |
| TOTAL | $ 154,164 |

See notes to consolidated statement of financial condition.

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

**Organization and Basis of Presentation** — Allen & Company LLC (the "Company"), a wholly-owned subsidiary of Allen Operations LLC ("Member") was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. Services provided by the Company include investment banking, trading, and securities brokerage activities. The Company uses Pershing LLC for its clearing operations.

On June 30, 2008, Allen & Company Advisors Limited ("ACAL"), a wholly-owned subsidiary of the Company was incorporated as a private limited company in England and Wales to facilitate the Company's investment banking business outside of the United States. All intercompany accounts and transactions have been eliminated in consolidation.

**Use of Estimates in the Preparation of Consolidated Statement of Financial Condition** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition, particularly in the valuation of nonreadily marketable investments and post-retirement benefits, as well as reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

**Cash and U.S. Treasury Securities Segregated in Compliance With Federal Regulations** — Cash of $98 and U.S. Treasury bills with a market value of $3,000 have been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

**Securities and Investments Owned at Market Value** — Approximately $89,800 of securities and investments owned at market value represent short-term, liquid investments in money market funds invested solely in U.S. Treasury securities. The remaining investments consist of publicly traded marketable securities.

**Securities Transactions** — Positions in securities are recorded on a trade-date basis. Marketable securities are recorded at market value, and securities not readily marketable are recorded at fair value as determined by management.

**Receivables From Clearing Organizations** — These receivables represent funds on deposit with clearing organizations.

**Commissions Payable** — Commissions payable represents compensation due to revenue producing employees.

**Fixed Assets** — Fixed assets consist primarily of leasehold improvements recorded at cost, less accumulated depreciation. Fixed assets are depreciated over useful lives of five to seven years and leasehold improvements are amortized over the life of the lease or useful life whichever is shorter.

**New Accounting Pronouncements** — In July 2009, the Financial Accounting Standards Board ("FASB") issued accounting guidance to establish the FASB Accounting Standards Codification ("ASC" or "Codification") to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current U.S. GAAP. Reference to authoritative U.S. GAAP literature in the Company's consolidated statement of financial condition, as of December 31, 2009, and the notes thereto have been updated to reflect new Codification references.

## 2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities and investments owned at market value are comprised principally of marketable equity securities and are stated at market value. Market value represents the publicly quoted market price as of the close of business on December 31, 2009.

Other securities and investments which are stated at fair value consist of not readily marketable securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be offered or sold because of restrictions or other conditions applicable to the securities and investments in non publicly traded partnerships. In determining fair value, management has estimated values of certain financial instruments held by them in the absence of readily ascertainable market values and based upon a compilation of available information. Due to the inherent uncertainty as to the valuation for securities and investments stated at fair value, the estimated values may differ significantly from the values that would have been used had ready markets existed.

The Company adopted ASC 820 (formerly Statement of Financial Accounting Standards ("SFAS") 157, *Fair Value Measurements*) effective December 1, 2007. ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based on the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

*Level 1* — Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the assets or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

*Level 2* — Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term in the financial instrument;

*Level 3* — Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement. Such inputs reflect assumptions that the reporting entity believes would be used in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the beginning of the reporting period.

The following tables present the Company's financial instruments that are carried at fair value as of December 31, 2009, by type of instrument and level within the ASC 820 valuation hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

| | Assets at Fair Value | | | |
|---|---|---|---|---|
| **Type of Instrument** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Marketable securities | $ 102,227 | $ - | $ - | $ 102,227 |
| Investments at fair value | - | 3,977 | 14,118 | 18,095 |
| Total investments at fair value | $ 102,227 | $ 3,977 | $ 14,118 | $ 120,322 |

## 3. EMPLOYEE BENEFIT PLANS

The Company participates with Allen & Company Incorporated ("ACI"), which is a member of Allen Operations LLC, in a qualified, noncontributory defined benefit pension plan (the "Plan") that provides retirement benefits to the majority of its eligible employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund the minimum level required under ERISA, to the extent the contributions will be tax deductible.

The Plan's investment policy is to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with appropriate levels of risk, and comply with the Employee Retirement Income Security Act of 1974 ("ERISA") by investing the funds in a manner consistent with ERISA's fiduciary standards.

The Company also participates with ACI in an unfunded contributory defined benefit retiree medical benefits plan that provides medical benefits to eligible employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

Effective January 1, 2009, the Company modified the pension and postretirement medical benefits plans, thereby, preventing all employees hired or re-hired on or after January 1, 2009 from participating in either plan.

The following table provides the plans' benefit obligation, fair value of plan assets and the net periodic benefit cost relating to the Company recognized for the year ended December 31, 2009, and the Company's funded status as of December 31, 2009:

| | Pension Benefits | Medical Benefits |
|---|---|---|
| Benefit obligation | $ 32,650 | $ 13,986 |
| Fair value of plan assets | 25,229 | - |
| Unfunded status | $ (7,421) | $ (13,986) |
| Benefit cost | $ 1,967 | $ 1,537 |
| Employer contributions | 1,446 | 68 |
| Participant contributions | - | 11 |
| Benefits paid | (342) | (80) |

Amounts recognized in the consolidated statement of financial condition consist of the following:

| | Pension Benefits | Medical Benefits |
|---|---|---|
| Total liability | $ (7,421) | $ (13,986) |

Amounts recognized in accumulated other comprehensive loss consist of:

| | Pension Benefits | Medical Benefits |
|---|---|---|
| Prior service cost | $ (5) | $ (721) |
| Net loss | 7,032 | 2,378 |
| Net amount recognized | $ 7,027 | $ 1,657 |

The accumulated benefit obligation for the defined benefit pension plan was $29,014 at December 31, 2009. The Company expects to contribute $831 to its pension plan and $126 to its medical plan in 2010.

Amounts expected to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year:

| | Pension Benefits | Medical Benefits |
|---|---|---|
| Expected amortization of prior service credit | $ (9) | $ (72) |
| Expected amortization of net loss | 238 | 55 |

Weighted-average assumptions used to determine benefit obligations at December 31, 2009, are as follows:

| | Pension Benefits | Medical Benefits |
|---|---|---|
| Discount rate | 5.25 % | 5.25 % |
| Rate of compensation increase | 4.00 % | 4.00 % |

Weighted-average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2009, are as follows:

| | Pension Benefits | Medical Benefits |
|---|---|---|
| Discount rate | 5.25 % | 5.25 % |
| Expected long-term return on plan assets | 5.50 % | N/A |
| Rate of compensation increase | 4.00 % | 4.00 % |

For measurement purposes, a 12.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2009 decreasing to 5.5% for 2018 and beyond.

The Company's pension plan weighted-average asset allocation, by asset category, at December 31, 2009, is as follows:

| Asset Category | Target Allocation | Plan Assets |
|---|---|---|
| Equity securities | 35% +/- 5% | 38.9 % |
| Debt securities | 60% +/- 5% | 51.1 % |
| Money market securities | 5% +/- 5% | 10.0 % |
| Total | | 100.0 % |

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices, over the long-term, equity securities are expected to return 7%–9%, debt securities are expected to return 4%–6%, and money market securities are expected to return 1%–3%. The pension committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

The following benefit payments, which reflect expected future service, are expected to be paid:

| Years Ending December 31 | Pension Benefits | Medical Benefits |
|---|---|---|
| 2010 | $ 700 | $ 126 |
| 2011 | 765 | 158 |
| 2012 | 835 | 190 |
| 2013 | 914 | 241 |
| 2014 | 1,009 | 315 |
| 2015–2019 | 6,813 | 2,470 |

The following table presents the Plan's financial instruments that are carried at fair value as of December 31, 2009 by type of instrument and level within the ASC 820 valuation hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

| | Plan Assets at Fair Value | | | |
|---|---|---|---|---|
| Type of Instrument | Level 1 | Level 2 | Level 3 | Total |
| Common stock | $ 2,934 | $ - | $ - | $ 2,934 |
| Nonconvertible corporate bonds | - | 4,686 | - | 4,686 |
| U.S. Gov't and U.S. Gov't agencies | - | 6,412 | - | 6,412 |
| State and municipal securities | - | 152 | - | 152 |
| Common collective trusts | - | 2,508 | - | 2,508 |
| Mutual funds | 5,231 | - | - | 5,231 |
| Limited partnerships | - | 1,637 | - | 1,637 |
| Asset backed securities | - | 615 | - | 615 |
| CMO/REMIC | - | 104 | - | 104 |
| Commercial mortgage backed securities | - | 823 | - | 823 |
| Other securities | - | 124 | - | 124 |
| Total investments | $ 8,165 | $ 17,061 | $ - | $ 25,226 |

The Company also has a non-contributory defined contribution 401(k) plan in which all eligible employees of the Company are immediately enrolled upon being hired. Participants may contribute up to 100% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code. All costs of administering the plan are borne by the Company.

Effective January 1, 2009, the Company instituted a contribution matching program as part of the 401(k) plan, which is applicable to all eligible employees who were hired or re-hired on or after January 1, 2009.

## 4. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740 (formerly SFAS No. 109, *Accounting for Income Taxes*), which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended December 31, 2009 or prior periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

The Parent has elected to be taxed as a partnership for income tax purposes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Parent.

The Parent is subject to New York City Unincorporated Business Tax ("UBT") on net taxable income. The Company has been allocated UBT for financial statement purposes based on its net taxable income. The major sources of temporary differences for which a deferred tax asset of $473 has been recorded are post-retirement benefits, unrealized gains and losses, and difference in tax bases of partnership investments.

ACAL is subject to UK corporation tax on net taxable income.

## 5. RELATED PARTY TRANSACTIONS

Substantially all of the receivables from affiliates relates to amounts due from the Parent in connection with disbursements made on its behalf. Payables to affiliates primarily represent amounts collected on behalf of affiliates.

## 6. COMMITMENTS AND CONTINGENCIES

**Lease Obligations** — The Company's future minimum rental payments required under leases for New York office space and London office space that have remaining noncancelable terms of one year or more at December 31, 2009, which expire July 31, 2017, and November 23, 2014, respectively, are presented below:

| Years Ending December 31 | Total |
|---|---|
| 2010 | $ 3,770 |
| 2011 | 4,068 |
| 2012 | 4,154 |
| 2013 | 4,324 |
| 2014 | 4,075 |
| 2015 and thereafter | 9,948 |
| Total | $ 30,339 |

The leases contain provisions for escalation based on certain increases in costs incurred by the lessor.

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2009, the Company had net capital of $77,530, which was $77,280 in excess of the minimum required net capital of $250.

## 8. SUBSEQUENT EVENTS

Subsequent to December 31, 2009, the Company made distributions to its Member amounting to $11,171.

Management has considered the effects, if any, of events occurring after the date of the Company's consolidated statement of financial condition through February 25, 2010, which is the date the consolidated statement of financial condition was issued.

* * * * * *

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

Allen & Company LLC
711 Fifth Avenue
New York, New York 10022

In planning and performing our audit of the consolidated financial statements of Allen & Company LLC and subsidiary (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those consolidated financial statements ) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP